Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

RMI Corporation:

We consent to the use of our report dated May 22, 2009, with respect to the consolidated balance sheets of RMI Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, which report appears in the Proxy Statement of NetLogic Microsystems, Inc. dated September 30, 2009, incorporated herein by reference.

Our report dated May 22, 2009 contains an explanatory paragraph that states that RMI Corporation has incurred recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Mountain View, California
October 29, 2009